

Carl Andre (b.1935)

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This historically important work was held in the same private collection for over 50 years prior to Masterworks' acquisition. The artist's body of work it comes from is the most sought after, consistently selling for more than $2.4 million at auction.

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Initial Offering Price
$1,887,000

Offering Circular
sec.gov

Similar Sales | Record Price | Repeat Sales



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Price Appreciation of Similar Works
13.0%

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WHY WE LIKE THIS PAINTING

MASTERWORKS

- Carl Andre is an important Conceptual artist recognized for his minimalist sculptures and installations in which he would organize everyday materials such as prefabricated metals into geometric compositions directly on the floor, which broke away from traditional art.
- Our acquisitions team has reviewed 20 examples of work by Carl Andre, many of which are priced in excess of $2 million. Of these 20 works, this is the first one we have selected to be offered on the Masterworks platform.
- Executed in 1969, the Artwork is composed of thirty-six prefabricated magnesium and lead plates, each measuring twelve by twelve inches, organized into a square with an alternating checkerboard pattern.
- In 1970, the Solomon R. Guggenheim Museum mounted a momentous solo exhibition of Andre's sculpture, including "37 Pieces of Work," a monumental installation that was the centerpiece of the show and comprised 36 distinct works, among them was the Sculpture on offer. The 37th piece, as referenced in the work's title, represented the entire arrangement as installed in the museum.
- In addition to the aforementioned Guggenheim show, the Sculpture was also exhibited at the St. Louis Art Museum in 1971 and the Corcoran Gallery in Washington DC in 1977. Other works from "37 Pieces of Work" are included in notable museum collections, such as the Tate in London, the Art Institute of Chicago, and the San Francisco Museum of Modern Art, among others.
- As of October 12, 2022, checkerboard pattern works similar to the Artwork account for four of the artist's top ten auction records, and have achieved prices at auction in excess of $2 million, including: *Copper-Steel Alloy Square* (1969), which sold for $3.0 million in October 2019, *Steel-Lead Alloy Square* (1969), which sold for $2.4 million in November 2011, and *Aluminum Steel Plain* (1969), which sold for $2.0 in November 2006.

Past performance is no guarantee of future results. Repeat sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales

$4,279,532

2021 Number of Lots Sold

16

CARL
ANDRE

b. 1935, UNITED STATES



Magnesium and lead | 0.4 × 72 × 72 in. (1 × 183 × 183 cm.)

Carl Andre is an important Conceptual artist recognized for his minimalist sculptures and installations.

$1,887,000

INITIAL OFFERING

13.0%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

The Artwork is an important example of Minimalist artist Carl Andre's early series of metal floor sculptures, which are commonly referred to as "Plains." Executed in 1969, the Artwork is composed of thirty-six prefabricated magnesium and lead plates, each measuring twelve inches in length and width, organized into a square with an alternating checkerboard pattern. During the Guggenheim's 1970 solo exhibition of Andre's work, the Artwork was included as part of a much larger installation, titled "37 Pieces of Work." The installation encompassed 36 six "Plains," comprising 1,296 square metal plates – 216 each of aluminum, copper, steel, magnesium, lead and zinc – arranged in a thirty-six by thirty-six grid formation. The 37th piece, as referenced in the work's title, represented the entire arrangement as installed in the museum. After the Guggenheim exhibition's conclusion, the installation was divided into thirty-six individual works, one of which is the Artwork, each named after their composite materials. In addition to the aforementioned Guggenheim show, the Artwork was also exhibited at the St. Louis Art Museum in 1971. Other "Plains" from "37 Pieces of Work" are included in notable museum collections, such as the Tate in London, the Art Institute of Chicago, and the San Francisco Museum of Modern Art, among others. As of October 4, 2022, large-scale, mixed-metal floor sculptures arranged in checkerboard patterns similar to the Artwork account for four of the artist's top ten auction records, and have achieved prices at auction in excess of $2 million. These include *Copper-Steel Alloy Square* (1969), which sold for £ 2,411,250 ($2,973,524) on October 4, 2019 at Christie's, London, *Steel-Lead Alloy Square* (1969), which sold for $2,434,500 on November 9, 2011 at Christie's, New York, and *Aluminum Steel Plain* (1969), which sold for $2,032,000 on November 15, 2006 at Christie's, New York. The Artwork's materials, period, and exhibition history make it a commercial and desirable work by Carl Andre.

In 1965, Andre received his first gallery show, curated by Henry Geldzahler, at Tibor de Nagy in New York City. Five years later, the Solomon R. Guggenheim Museum mounted the aforementioned solo exhibition of his sculpture and poetry, which was followed by more. Andre's work was the subject of a 1987 retrospective at the Stedelijk Van Abbemuseum in Amsterdam and solo exhibitions at the Museum of Modern Art, Oxford and the Kunsthalle Basel, Switzerland, among others. In 2014, Dia:Beacon organized a large-scale retrospective titled "Carl Andre: Sculpture as Place, 1958–2010," which traveled to the Museo Nacional Centro de Arte Reina Sofía in Madrid, the Hamburger Bahnhof — Museum für Gegenwart in Berlin, the Musée d'Art moderne de la Ville de Paris, and the Museum of Contemporary Art in Los Angeles. Andre's work is included in numerous public collections, including the Tate Modern in London, the Centre Pompidou in Paris, and the Museum of Modern Art in New York, among many others. The artist currently lives and works in New York City and is represented by Paula Cooper Gallery in New York and Konrad Fischer Galerie in Düsseldorf and Berlin. As of October 4, 2022, Andre's minimalist floor sculptures represent some of the the artist's top auction records, led by *Copper-Steel Alloy Square* (1969), which sold for £2,411,250 ($2,973,524) at Christie's, London on October 4, 2019, *36 Copper Square* (1968), which sold for $2,617,000 at Sotheby's, New York on May 14, 2008, and *Lead-Lead Plain* (1969), which sold for $2,660,000 at Sotheby's, New York on May 16, 2019.

AS OF OCTOBER 4, 2022, ANDRE'S MINIMALIST FLOOR SCULPTURES REPRESENT SOME OF THE THE ARTIST'S TOP AUCTION RECORDS, LED BY *COPPER-STEEL ALLOY SQUARE* (1969), WHICH SOLD FOR £2,411,250 ($2,973,524) AT CHRISTIE'S, LONDON ON OCTOBER 4, 2019, *36 COPPER SQUARE* (1968), WHICH SOLD FOR $2,617,000 AT SOTHEBY'S, NEW YORK ON MAY 14, 2008, AND *LEAD-LEAD PLAIN* (1969), WHICH SOLD FOR $2,660,000 AT SOTHEBY'S, NEW YORK ON MAY 16, 2019.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


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Carl Andre (American, b. 1935) is an important Conceptual artist recognized for his minimalist sculptures and installations. In 1957, Andre settled in New York City, where he soon after met fellow artist Frank Stella. The two became good friends and shared a studio on West Broadway during what would be a breakthrough period for the young artists. It was shortly after Stella created his abstract "Black Paintings" that Andre, influenced by the work of Romanian artist Constantin Brâncuși, made some of his earliest sculptures out of wood. Between 1960 and 1964, Andre worked as a conductor for the Pennsylvania Railroad in New Jersey. During this time, he stopped making much sculpture, and instead began to produce text-based work influenced by Concrete poetry, a literary movement that began in the 1950s. After he returned to sculpture in 1965, the artist disengaged from the hands-on process of constructing or carving his works, and instead organized commercial units of everyday materials such as prefabricated metal and bricks into geometric compositions directly on the floor, which emphasized notions of materiality and eschewed traditional art.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart captures the historical data for selected auctions sales transactions, which are similar to the Artwork. The set of similar sales comprise artwork by Carl Andre with the following criteria: metal two-dimensional floor sculptures, executed between 1968 and 1969 that measure 60 inches by 60 inches to 80 inches by 80 inches. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the artwork in the described set have similar characteristics to the Artwork, each individual artwork is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 13.0% CAGR implied from selected sales occurring from May 5, 1987 to October 14, 2019.